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EMAIL: RFRIEDMAN@OLSHANLAW.COM DIRECT DIAL: 212.451.2220
October 4, 2022
VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo, Legal Branch Chief
Re:    Remark Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 8, 2022
File No. 333-260615

Dear Ms. Woo:
We acknowledge receipt of the letter of comment dated August 31, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Remark Holdings, Inc. (the “Registrant”) and provide the following responses on their behalf. Unless otherwise indicated, the page references below are to the enclosed copy of Amendment No. 4 to Registration Statement on Form S-1 filed on the date hereof by the Registrant (the “Form S-1”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-1. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Amendment No. 3 to Registration Statement on Form S-3 on Form S-1

Cover Page

1.Please revise your cover page disclosure to reflect that your shares may be delisted from Nasdaq on August 24, 2022, pursuant to Listing Rule 5550(a)(2) if your stock price does not reach a closing bid price of $1.00 for a minimum of 10 consecutive business days.

The applicable disclosure in the Form S-1 has been added in response to the Staff’s comment. Please see the cover page and page 26 of the Form S-1.

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October 4, 2022

Corporate Structure, page 2

2.Revise the organizational chart to use dashed lines without arrows when describing to the relationship between the WFOE and the VIE. In addition, revise the legend to your entity organizational chart to remove the use of the word control with respect to VIEs and operating companies in China.

The applicable disclosure in the Form S-1 has been revised in response to the Staff’s comment. Please see the revised organizational chart on page 4 of the Form S-1.

Prospectus Summary
Holding Foreign Companies Accountable Act, page 5

3.Please update your disclosure here and throughout to include a factual discussion of the August 26, 2022, agreement between the PCAOB and China to allow for PCAOB inspections and investigations of audit firms based in China and Hong Kong.

The applicable disclosure in the Form S-1 has been updated in response to the Staff’s comment. Please see page 6 and page 26 of the Form S-1.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Robert H. Friedman

Robert H. Friedman

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